UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2021

Commission File Number: 001-35254

AVINO SILVER & GOLD MINES LTD.
Suite 900, 570 Granville Street, Vancouver, BC V6C 3P1 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. ☒  Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 10, 2021, Avino Silver and & Gold Mines Ltd. (“Avino”) filed a Resource Estimate Update for the Proposed Acquisition of the La Preciosa Property, Durango, Mexico (“Technical Report”), on the System for Electronic Document Analysis and Retrieval (“SEDAR”) operated by the Canadian Securities Administrators. The Technical Report was filed on SEDAR to support the News Release dated October 27, 2021, entitled: “Avino acquires neighboring La Preciosa project; adds significant production potential to growth profile, and substantially enhances its Mineral Resources” and the Technical Report conforms to National Instrument 43-101 (NI 43-101) Standards of Disclosure for Mineral Projects.

By a share purchase agreement dated October 27, 2021, with Coeur Mining and its affiliates, Avino has agreed to indirectly acquire PMLP and the La Preciosa property. The closing of the proposed acquisition is subject to significant conditions, including that there shall not have occurred any event, change, or circumstance which has had or would reasonably be expected to have a material adverse effect, the authorization of the Mexican Federal Economic Competition Commission, approval of the issuance of the common shares by the NYSE American, any other necessary third party approvals, and the completion of all other covenants and conditions required to be performed by the parties prior to closing. There can be no assurance that the proposed transaction will be completed as proposed or at all. The Technical Report has been prepared for Avino on the basis that the proposed acquisition will be completed.

In accordance with General Instruction B of Form 6-K, the Exhibit Information shall not be deemed filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

Exhibits:

99.1	Technical Report - Resource Estimate Update for the Proposed Acquisition of the La Preciosa Property, Durango, Mexico.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Avino Silver & Gold Mines, Ltd.

Date: December 15, 2021	By:	/s/ Nathan Harte
Nathan Harte
Chief Financial Officer

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